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Form 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 7, 2003

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes ☐	No ☒

        [If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-    ]

Index to Exhibits

Exhibit No.	Description
1	Media Release — Westpac Completes Tier 1 Securities Offer.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION (Registrant)
Date: August 7, 2003 By:
	By:	/s/ MANUELA ADL Manuela Adl SVP & Chief Operating Officer

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Index to Exhibits
SIGNATURES